UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-8590

THE MURPHY OIL CORPORATION 401(K) PLAN
(Full title of the Plan)

MURPHY OIL CORPORATION
(Name of issuer of securities held pursuant to Plan)

9805 Katy Fwy, Suite G-200, Houston, Texas 77024
(Address of issuer’s principal executive office) (Zip Code)

THE MURPHY OIL CORPORATION 401(K) PLAN

*All other supplemental schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted, as they are inapplicable or not required.

Report of Independent Registered Public Accounting Firm
Plan Administrator, Plan Participants, Audit Committee, and Board of Directors
The Murphy Oil Corporation 401(K) Plan
Houston, Texas

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Murphy Oil Corporation 401(K) Plan (Plan) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Forvis Mazars, LLP

We have served as the Plan’s auditor since 2005.

Houston, Texas
June 12, 2026

THE MURPHY OIL CORPORATION 401(K) PLAN

Statements of Net Assets Available for Benefits
December 31, 2025 and 2024

	2025	2024
Assets
Investments, at fair value	$253,656,558	$214,011,393
Notes receivable from participants	2,366,554	2,205,448
Participant contributions receivable	—	252,679
Employer contributions receivable	—	213,856
Net assets available for benefits	$256,023,112	$216,683,376

The accompanying notes are an integral part of these financial statements.

THE MURPHY OIL CORPORATION 401(K) PLAN

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2025

Additions
Investment income:
Interest and dividend income	$7,535,859
Net appreciation in fair value of investments	26,386,349
Total investment income	33,922,208
Interest income on notes receivable from participants	173,593
Contributions:
Employer	6,854,413
Participants	10,660,577
Rollovers from other plans	4,348,866
Total contributions	21,863,856
Total additions	55,959,657
Deductions
Benefits paid to participants	16,540,435
Administrative expense	79,486
Total deductions	16,619,921
Net increase for the year	39,339,736

Net assets available for benefits:
Beginning of year	216,683,376
End of year	$256,023,112

The accompanying notes are an integral part of these financial statements.

THE MURPHY OIL CORPORATION 401(K) PLAN
Notes to Financial Statements

1. Description of the Plan

The following is a summary of certain information related to The Murphy Oil Corporation 401(k) Plan (the Plan), which is sponsored by Murphy Oil Corporation (Murphy) and is administered by Murphy’s Employee Benefits Committee (the Committee). The Plan documents should be referred to for a complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

The Plan is a defined contribution plan generally available to certain employees of Murphy Oil Corporation (Murphy) and participating subsidiaries (collectively, the Company). Employees are generally eligible to participate as soon as administratively practicable after commencing employment.

Contributions

Participants may contribute up to 60% of their eligible pay to the Plan in the form of pre-tax, Roth, after-tax and catch-up contributions, subject to certain Internal Revenue Service (IRS) limitations. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute eligible rollover distributions from other qualified retirement plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Eligible employees are automatically enrolled in the Plan at a 6% salary deferral rate beginning 35 days after hire unless they elect a different contribution rate or opt out during the notice period.

Roth contributions became available under the Plan effective January 1, 2025. The Plan was subsequently amended to permit in-plan Roth rollover contributions effective July 16, 2025.

The Company makes matching contributions on eligible participant contributions up to a maximum of 6% of eligible pay. Company matching contributions are invested as directed by the participant.

Participant Accounts

Each participant’s account includes the participant’s contribution and allocations of (a) the Company’s contribution, (b) Plan earnings or losses, and (c) administrative expenses. Additionally, each participant’s account can be allocated revenue sharing credits upon the Company’s election.  Allocations are based on participant earnings or account balances, as defined. The amount to which a participant is entitled is the amount that can be provided from the participant’s vested account.

THE MURPHY OIL CORPORATION 401(K) PLAN
Notes to Financial Statements
Vesting

Participants are immediately vested in their contributions, Company matching contributions, and the actual earnings or losses thereon.

Benefit Payments

Upon termination of employment, retirement, death or disability, a participant (or beneficiary) is entitled to receive the vested portion of the participant’s account. Benefits are generally distributed in the form of rollovers, lump sum distributions or installment payments.

The Plan also permits withdrawals of participant accounts under certain circumstances, including hardship withdrawal and in-service withdrawals, subject to Plan provisions and applicable regulations.

Participant account balances below specified thresholds may be distributed automatically or rolled over into an individual retirement account in accordance with Plan provisions.

Participant Loans

An eligible employee may borrow a minimum of $500 and a maximum equal to the lesser of (a) $50,000 less the highest outstanding loan balance(s) in the last twelve months or (b) 50% of their vested account balance. An eligible employee may have one general-purpose loan and one residential loan outstanding at any one time. The term of each loan will be in whole years, with maximums of 5 years for a general-purpose loan and 15 years for a residential loan. Loan repayments, including interest at the prime rate as of the beginning of the loan period, are made into the participant’s account through after-tax payroll deductions. Interest rates on outstanding notes receivable at December 31, 2025 range from 3.25% to 8.50%.

Administrative Expenses

Murphy pays certain costs of the Plan while employees pay administrative fees. Trustee fees and related expenses will be paid by the Plan. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Administrative expenses of the Plan are netted directly from the participant accounts.

Certain investment options may generate revenue credits that are received by the Plan’s recordkeeper. To the extent such amounts exceed the Plan’s agreed-upon administrative fees, the excess is allocated to participant accounts. These amounts are reflected in the financial statements as a reduction of administrative expenses. For the year ended December 31, 2025, revenue credits of $75,305 were recognized as a reduction of administrative expenses.

THE MURPHY OIL CORPORATION 401(K) PLAN
Notes to Financial Statements
2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting and present the net assets available for benefits to participants in the Plan and changes in net assets available for benefits. Investments are reported at fair value, including the investment in the common collective trust which is valued using net asset value (NAV) as a practical expedient. Benefits are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires the Plan’s management to make informed estimates and assumptions and use judgments that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s interest in the common collective trust fund is valued at net asset value (NAV) as a practical expedient. This practical expedient would not be used if it is determined to be probable that the investment would sell the investment for an amount different from the reported NAV.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investment purchased and sold as well as held during the year.

Notes Receivable From Participants
Notes receivable from participants represent participant loans and are measured at their outstanding principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions on the basis of the terms of the Plan.

3. Net Assets and Investments

All assets in the Plan sponsored by Murphy Oil Corporation are associated only with The Murphy Oil Corporation 401(k) Plan. Fidelity Management Trust Company (FMTC), Boston, Massachusetts, is the Trustee for Plan assets.

THE MURPHY OIL CORPORATION 401(K) PLAN
Notes to Financial Statements
The following table presents the net assets of the Plan as of December 31, 2025 and 2024.

	2025	2024
Investments, at fair value
Common Stock
Murphy Oil Corporation	$18,799,163	$16,020,919
Murphy USA Inc.	6,270,694	9,664,391
Total common stock	25,069,857	25,685,310
Common/collective trust	16,727,821	16,752,607
Self-directed brokerage fund	5,171,145	1,776,956
Mutual funds	206,687,735	169,796,520
Notes receivable from participants	2,366,554	2,205,448
Participant contributions receivable	—	252,679
Employer contributions receivable	—	213,856
Net assets	$256,023,112	$216,683,376

The Plan invests in Management Income Portfolio II (MIP II), a common collective trust fund (CCT) managed by FMTC. FMTC maintains the contributions in a general account. Participant transactions (purchases and sales) may occur daily. The CCT had no unfunded commitments as of December 31, 2025 and 2024. The CCT has no redemption notice period, but does have a 90 days restriction for amounts transferred to a competing fund.

Net asset value (NAV) as reported to the Plan by FMTC, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at NAV. There are no reserves against NAV for credit risk of the contract issuer or otherwise.

4. Investment Options

Each Plan participant may invest contributions in one or more of investment options available under the Plan. As of December 31, 2025 and 2024, the Plan offered 29 and 28 investment options, respectively. The Plan offers investments in common stock, common collective trust funds, mutual funds and a self-directed brokerage account feature (BrokerageLink).

The Murphy Stock Fund (MSF), which is managed by FMTC, is a fund comprised of common stock of Murphy Oil Corporation. A participant withdrawing from MSF may elect to receive either cash or Murphy stock. If the participant elects to receive stock, the value of his/her MSF withdrawal is converted to equivalent shares of stock based on the market price at the effective date of withdrawal, and the participant receives the whole shares and cash for any fractional share.

THE MURPHY OIL CORPORATION 401(K) PLAN
Notes to Financial Statements
5.  Risk and Uncertainties

The Plan provides for investment in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

6.  Related-Party Transactions

Fidelity Investments Institutional Operations Company, LLC. (FIIOC) handles record keeping and administration of the Plan. Certain of the Plan’s investment options are in mutual funds managed by Fidelity Management & Research Company LLC (FMR). FIIOC and FMR are both affiliates of FMTC, who is the Trustee for the Plan and also manages the MIP II, the MSF and the Murphy USA Stock Fund. FMR’s fees were deducted from the earnings of the mutual funds it manages. For the year ended December 31, 2025, the Plan incurred costs of $79,486 for trustee and recordkeeping fees. In addition, the Plan provides for investment in Murphy Oil Corporation common stock and participant notes receivable, which also qualify as party-in-interest transactions.

For the year ended December 31, 2025, contributions into the MSF totaled $797,322, while benefit payments out of the MSF totaled $1,418,810. During the year ended December 31, 2025, the Plan recorded $812,310 of dividend income from the MSF. These transactions are covered by exemptions from the prohibited transactions provisions of ERISA and the Internal Revenue Code of 1986, as amended.

7.  Income Taxes

Although the Plan has been amended since receiving a favorable determination letter dated July 1, 2014, the Committee believes that the Plan meets the necessary requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended, and accordingly, the Plan is exempt from taxation under the provisions of Section 501(a) of the Internal Revenue Code of 1986, as amended.

US GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8.  Investments at Fair Value

The Plan carries certain assets in its Statements of Net Assets Available for Benefits at fair value.

THE MURPHY OIL CORPORATION 401(K) PLAN
Notes to Financial Statements
The fair value hierarchy is based on the quality of inputs used to measure fair value, with Level 1 being the highest quality and Level 3 being the lowest quality. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 3 inputs are unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying Statements of Net Assets Available for Benefits, as well as the general classification of such instruments pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the year ended December 31, 2025.

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include common stock and mutual funds. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. In certain cases where Level 1 inputs are not available, securities or other investments would be classified within Level 2 or Level 3 of the hierarchy. The Plan had no Level 2 or Level 3 investments at December 31, 2025 or 2024.

There are no assets or liabilities measured at fair value on a nonrecurring basis.

THE MURPHY OIL CORPORATION 401(K) PLAN
Notes to Financial Statements
The following table presents the fair value measurements of assets recognized in the accompanying Statements of Net Assets Available for Benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2025 and 2024.

	Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
December 31, 2025	Fair Value	(Level 1)	(Level 2)	(Level 3)
Common Stock	$25,069,857	25,069,857	—	—
Mutual Funds	206,687,735	206,687,735	—	—
Self-directed brokerage fund	5,171,145	5,171,145
Total assets in fair value hierarchy	236,928,737	236,928,737	—	—
Investments measured at NAV [1]	16,727,821	—	—	—
Investments at Fair Value	$253,656,558	236,928,737	—	—
December 31, 2024
Common Stock	$25,685,310	25,685,310	—	—
Mutual Funds	169,796,520	169,796,520	—	—
Self-directed brokerage fund	1,776,956	1,776,956
Total assets in fair value hierarchy	197,258,786	197,258,786	—	—
Investments measured at NAV [1]	16,752,607	—	—	—
Investments at Fair Value	$214,011,393	197,258,786	—	—

1 Certain investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the Statements of Net Assets Available for Benefits.

The following table summarizes investments for which fair value is measured using the NAV per share practical expedient as of December 31, 2025.

	December 31, 2025	December 31, 2024	Unfunded Commitments	Redemption Frequency
Managed Income Portfolio II Class 1	16,727,821	16,752,607	—	Daily

THE MURPHY OIL CORPORATION 401(K) PLAN
EIN 71-0361522, Plan 001
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2025

(a)	(b) Identity of Issuer	(c) Description of Investment	(d) Current Value [2]
*	Fidelity 500 Index Fund	Mutual Fund	$65,194,810
*	Murphy Stock Fund	Common Stock Fund	18,799,163
*	Fidelity Freedom 2045 Fund Class K6	Mutual Fund	17,179,259
*	Managed Income Portfolio II Class 1	Common/Collective Trust	16,727,821
*	Fidelity Freedom 2050 Fund Class K6	Mutual Fund	16,016,518
*	Fidelity Freedom 2040 Fund Class K6	Mutual Fund	15,989,014
*	Fidelity Freedom 2035 Fund Class K6	Mutual Fund	14,166,056
*	Fidelity Mid Cap Index Fund	Mutual Fund	11,991,622
*	Fidelity Freedom 2055 Fund Class K6	Mutual Fund	9,198,519
*	Fidelity Freedom 2030 Fund Class K6	Mutual Fund	8,672,208
*	Fidelity Diversified International K6 Fund	Mutual Fund	8,462,451
	Murphy USA Stock Fund [1]	Common Stock Fund	6,270,694
*	Fidelity Small Cap Index Fund	Mutual Fund	6,127,561
*	Fidelity Freedom 2025 Fund Class K6	Mutual Fund	5,909,317
*	Fidelity BrokerageLink	Brokerage Fund	5,171,145
*	Fidelity Freedom 2020 Fund Class K6	Mutual Fund	3,874,103
*	Fidelity Government Money Market Fund Class K6	Mutual Fund	3,623,709
	PIMCO Total Return Fund Class A	Mutual Fund	2,953,534
*	Fidelity Freedom 2060 Fund Class K6	Mutual Fund	2,582,652
*	Fidelity U.S. Bond Index Fund	Mutual Fund	2,530,319
	PIMCO Income Fund Class A	Mutual Fund	2,384,868
	MFS Massachusetts Investors Growth Stock Fund Class R6	Mutual Fund	2,215,286
*	Fidelity International Index Fund	Mutual Fund	2,147,397
	Eaton Vance Large-Cap Value Fund Class R6	Mutual Fund	1,723,653
*	Fidelity Freedom Income Fund Class K6	Mutual Fund	1,570,002
*	Fidelity Freedom 2065 Fund Class K6	Mutual Fund	1,011,258
*	Fidelity Freedom 2015 Fund Class K6	Mutual Fund	678,513
*	Fidelity GNMA	Mutual Fund	395,463
*	Fidelity Freedom 2010 Fund Class K6	Mutual Fund	87,018
*	Fidelity Freedom 2070 Fund Class K6	Mutual Fund	2,158
*	Fidelity Government Cash Reserves	Mutual Fund	467
*	Participant Loans	Interest 3.25%-8.50%, maturing through November 2040	2,366,554
	Total		$256,023,112

* Party-in-interest.
1 This fund is comprised of common stock of Murphy USA Inc. (MUSA). MUSA was wholly owned by Murphy prior to August 30, 2013, when Murphy’s stockholders received MUSA common stock in a spin-off transaction. These investments resulted from the spin-off of MSF held in the Master Trust at the date of distribution. The Master Trust was dissolved at the time of the spin-off transaction. No new investments are allowed in this fund.
2 Cost information is not required for participant-directed investments and therefore is not included.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

The Murphy Oil Corporation 401(k) Plan

Date: June 12, 2026	By	/s/ Maria A. Martinez
Maria A. Martinez
Senior Vice President, Human Resources, Administration and Communications, and Chair of Employee Benefits Committee, Murphy Oil Corporation